

December 21, 2011

Via E-mail
Alexandra Denahan
Chief Financial Officer
Chimera Investment Corporation
1211 Avenue of the Americas
Suite 2902
New York, New York 10036

> **Re:**   **Chimera Investment Corporation**
> **Form 10-Q for the quarterly period ended September 30, 2011**
> **Filed November 18, 2011**
> **File No. 1-33796**

Dear Ms. Denahan:

We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2011

Note 2 – Summary of the Significant Accounting Policies, page 6

Immaterial Restatements, page 6

1.   We note your disclosure regarding your change in accounting method for certain non-Agency RMBS that are not of high credit quality. Please provide us further detail regarding the reason for this change in accounting; address each characteristic in the scope section of ASC 325-40-15. Also, provide us with a full analysis of how you determined that it is appropriate to make correcting prospective restatements for this change rather than amend prior filings, including quarterly reports.

2.   We also note that you restated your presentation of interest expense on swaps and amortization of debt issue costs. When providing your analysis in response to our previous comment, please separately address the impact of the restatements for each item.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Barberich, Assistant Chief Accountant at 202.551.3782 or the undersigned at 202.551.3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant